Taoping Inc.

21st Floor, Building 3, Tianjin Science and Technology Plaza

Keyan West Road

Nankai District, Tianjin, 300192

People’s Republic of China

June 1, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jan Woo

Re:	Taoping inc.
Registration Statement on Form F-3, as amended
File No.: 333-288404

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of Taoping Inc. (the “Company”) so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, June 3, 2026, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

TAOPING INC.

/s/ Jianghuai Lin
By:	Jianghuai Lin
Title:	Co-Chief Executive Officer